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                              January 5, 2021

       Ryan Khoury
       Chief Executive Officer
       Pioneer Merger Corp.
       660 Madison Avenue
       New York, NY 10065

                                                        Re: Pioneer Merger
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed December 21,
2020
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed December 30,
2020

       Dear Mr. Khoury:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Exhibits
       Form of Warrant Agreement (Exhibit 4.4), page II-4

   1. You disclose on pages 57 and 134 of your prospectus that the exclusive forum provision in your warrant
agreement will not apply to actions brought under the Exchange Act or any claim for which the
federal district courts of the United States of America are the sole and exclusive forum.
However, the exclusive forum provision in Section 9.3 of your form of warrant agreement
filed as Exhibit 4.4 does not include these exceptions. In addition, you disclose on page 58
additional provisions you designate as (x) and (y) relating to deemed consent
regarding personal jurisdiction and service of process. However, the exclusive forum
provision in the warrant agreement does not include this language.
                                                        Please revise your
prospectus disclosure or your form of warrant agreement to address these discrepancies. In
addition, if the provision does not apply to actions arising under
 Ryan Khoury
Pioneer Merger Corp.
January 5, 2021
Page 2
      the Exchange Act, please ensure that the provision in your form of warrant agreement states this clearly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Mark Wojciechowski, Staff Accountant, at 202-551-3759 or Jenifer
Gallagher, Staff Accountant, at 202-551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Irene
Barberena-Meissner, Staff
Attorney, at 202-551-6548 or, in her absence, Timothy S. Levenberg, Special Counsel, at 202-
551-6458 with any other questions.



                                                           Sincerely,
FirstName LastNameRyan Khoury
                                                           Division of
Corporation Finance
Comapany NamePioneer Merger Corp.
                                                           Office of Energy &
Transportation
January 5, 2021 Page 2
cc:       James S. Rowe, Esq.
FirstName LastName